SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8 - 50796

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 25 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

NORDIC PARTNERS, INC.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

488 MADISON AVENUE, 17TH FLOOR
(No. And Street)

NEW YORK,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. ANDERS LINDQUIST (212) 829-4200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ANDERS LINDQUIST, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORDIC PARTNERS, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

ANTONELLA SPAVENTA
Notary Public - State of New York
NO. 01SP5077098
Qualified in Queens County
My Commission Expires 05/05/07

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

NORDIC PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Nordic Partners, Inc.:

We have audited the accompanying statement of financial condition of Nordic Partners, Inc. (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nordic Partners, Inc., as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates LLP

New York, New York
January 26, 2005

NORDIC PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 5,419,372
Due from brokers	188,333
Commission receivables	116,667
Receivables from customers	133,935
Furniture, equipment and improvements, (net of accumulated depreciation and amortization of $381,581)	84,059
Advances to stockholders	387,606
Other assets	96,445
TOTAL ASSETS	$ 6,426,417

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:	
Fails to receive	$ 133,935
Accounts payable and other liabilities	1,696,062
TOTAL LIABILITIES	1,829,997
Liabilities subordinated to claims of general creditors	4,568,000
Stockholders deficit:	
Common stock, par value $1 per share; 500,000 shares authorized; 360,000 shares issued and outstanding	360,000
Additional paid in capital	2,044,054
Accumulated deficit	(2,375,634)
Total stockholders' equity	28,420
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 6,426,417

The accompanying notes are an integral part of this financial statement.

NORDIC PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business:

Nordic Partners, Inc. (the "Company") was incorporated in October 1997 and registered with the National Association of Securities Dealers, Inc. (the "NASD") in November 1998. The Company operates as a broker/dealer registered under the rules and regulations administered by the Securities and Exchange Commission (the "SEC"). Certain of the Company's activities involve the introduction of transactions on a fully-disclosed basis with a clearing broker on behalf of customers.

The Company has agreements with broker-dealers (the "clearing brokers") to clear transactions, carry customers' account on a fully-disclosed basis and performs record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

The stockholders of the Company are Evli Bank Plc and E. Ohman J: or Fondkomission AB (the "Stockholders") and Pareto ASA owning 37.50% and 37.50% and 25.00% of the Company's common stock, respectively.

Use of estimates:

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities transactions and valuations:

Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

The Company's securities owned are valued at market. Unrealized gains and losses are included in the results of operations.

Fee income:

Fee income consists of consulting services and private placement fee income. Fee income and expenses are recorded on the accrual basis of accounting.

NOTE 1 BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture, equipment and improvements:

Furniture, equipment and improvements is stated at cost. Depreciation is provided on a straight-line basis over estimated useful lives of three to fifteen years. Leasehold improvements are amortized over the shorter of the estimate useful life of the asset or the term of the lease.

Cash and cash equivalents:

The Company considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income taxes:

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary difference between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period in deferred tax assets and liabilities.

NOTE 2 RELATED PARTY TRANSACTIONS

The Company enters into transactions with its Stockholders in the normal course of business. Included in the financial statements are the following transactions with the Stockholders as of and for the year ended December 31, 2004:

Subordinated loans (Note 4)	$ 4,568,000
Commissions	7,520,663
Clearing and settlement fees	1,870,581
Interest expense	204,734

NOTE 2 RELATED PARTY TRANSACTIONS (continued)

The Company bears foreign currency risk on fee income derived from the stockholders. Gains or losses resulting from foreign currency transactions are included in operations.

NOTE 3 401(k) PLAN

The Company has a defined contribution 401(k) plan (the "Plan"), with a 100% employer match, covering all eligible employees, as defined. The Company's contribution to the Plan amounted to $59,333 for the year ended December 31, 2004.

NOTE 4 LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2004, the Company has subordinated loans with its Stockholders as follows:

Amount	Interest Rate	Date of Subordination Agreement	Date Due
$ 700,000	5%	August 28, 2001	August 31, 2007
1,700,000	5%	November 24 1998	December 31, 2007
850,000	5%	December 31, 1998	December 31, 2007
450,000	5%	December 1, 1999	December 31, 2007
300,000	5%	April 9, 2004	August 31, 2007
568,000	5%	October 26, 2004	December 31, 2007
$ 4,568,000			

Borrowings under the loans became subject to subordination agreements (as stated above) that were approved by the NASD and, as a result, are available in computing net capital under the SEC's Uniform Net Capital Rule (see Note 5). Accordingly, the loans may be repaid only if, after giving effect to such repayments, the Company continues to meet such net capital requirement.

NOTE 5 NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, as defined. The Company computes its net capital under the alternative method permitted by the net capital rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 5% of aggregate debit items arising from customer transactions. At December 31, 2004, the Company has net capital of $3,222,743, which was $2,972,743 in excess of its required net capital of $250,000.

NOTE 6 INCOME TAXES

At December 31, 2004, the Company has a net operating loss carryforward of approximately $1,311,000, which expires in 2022. The Company is, however, subject to New York State and City minimum corporate taxes.

NOTE 7 LEASE COMMITMENTS

The Company is leasing the premises in which it conducts its operations under an operating lease agreement that expires in September 2006.

Minimum future lease payments under the non-cancelable operating lease in years subsequent to December 31, 2004 are as follows:

Year Ending December 31,	Amount
2005	112,983
2006	86,001
Total	$ 198,984

Rent expense under the operating lease totaled $111,114 in 2004.

NOTE 8 FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's securities activities involve the execution, clearance and settlement of various transactions with its clearing brokers (the principal clearing brokers are the stockholders). These securities activities are transacted on a delivery or receipt versus payment basis and the Company reports such transactions on a trade date basis. The Company is exposed to risk of loss on these securities transactions in the event the counter-party fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the counter-party's obligations. All transactions that were carried out before December 31, 2004 pending settlement subsequently settled at transacted amounts.

The Company maintains cash deposits with banks and brokers. At times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings.